SECURITIES AND EXCHANGE COMMISSION
                WASHINGTON, D.C. 20549
                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*
                                 WD-40 Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   929236107
                                 (CUSIP Number)
                                August 30, 2002
            (Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
X   Rule 13d-1(b)
     Rule 13d-1(c)
     Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        NAMES OF REPORTIING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Capital Research and Management Company
         95-1411037


         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)     (a)
2                                                                                (b)


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE



                 5        SOLE VOTING POWER
                          NONE



                 6        SHARED VOTING POWER
                          NONE

                 7        SOLE DISPOSITIVE POWER
                          1,656,250

                 8        SHARED DISPOSITIVE POWER
                          NONE



         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9        1,656,250 Beneficial ownership disclaimed pursuant to Rule 13d-4

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         10.1%

12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IA



1        NAMES OF REPORTIING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Capital Income Builder, Inc.
         95-4149404
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)     (a)
2                                                                                (b)



3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         MARYLAND


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:

                 5        SOLE VOTING POWER
                          1,038,050



                 6        SHARED VOTING POWER
                          NONE

                 7        SOLE DISPOSITIVE POWER
                          NONE

                 8        SHARED DISPOSITIVE POWER
                          NONE



         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9        1,038,050

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         6.3%

12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IV


Amendment No. 1

Item 1(a) Name of issuer:
WD-40 Company

Item 1(b) Address of issuer's principal executive offices:
1061 Cudahy Place
San Diego, CA  92110

Item 2(a) Name of person(s) filing:
Capital Research and Management Company and Capital Income Builder, Inc.

Item 2(b) Address or principal business office or, if none, residence:
333 South Hope Street
Los Angeles, CA  90071

Item 2(c) Citizenship:   N/A

Item 2(d) Title of class of securities:
Common Stock

Item 2(e) CUSIP No.:
929236107

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filings is a:

(d) X Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) X An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
Item 4 Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

See pages 2 and 3

(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of:

Capital Research and Management Company, an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 1,656,250 shares or 10.1% of the 16,429,000 shares of Common Stock believed to be outstanding as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

Capital Income Builder, Inc., an investment company registered under the Investment Company Act of 1940, which is advised by Capital Research and Management Company, is the beneficial owner of 1,038,050 shares or 6.3% of the 16,429,000 shares of Common Stock believed to be outstanding.

Item 5 Ownership of 5 percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:

Item 6 Ownership of More than 5% on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.:
N/A

Item 8 Identification and Classification of Members of the Group:  N/A

Item 9 Notice of Dissolution of Group:  N/A

Item 10 Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Date:              September 9, 2002



            Signature:         *Paul G. Haaga, Jr.

            Name/Title:        Paul G. Haaga, Jr., Executive Vice President

                               Capital Research and Management Company



            Date:              September 9, 2002



            Signature:         *Vincent P. Corti

            Name/Title:        Vincent P. Corti, Secretary

                               Capital Income Builder, Inc.



*By        /s/ James P. Ryan

           James P. Ryan

           Attorney-in-fact


Signed pursuant to a Power of Attorney dated January 9, 2002 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Research and Management Company on January 10, 2002 with respect to HotJobs.Com, Ltd.

AGREEMENT

LOS ANGELES, CA
SEPTEMBER 9, 2002


Capital Research and Management Company ("CRMC") and Capital Income Builder, Inc. ("CIB") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of Common Stock issued by WD-40 Company.

CRMC and CIB state that they are each entitled to individually use Schedule 13G pursuant to Rule 13d-1(c) of the Act.

CRMC and CIB are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.

                                            *Paul G. Haaga, Jr.
                      BY:

                                            Paul G. Haaga, Jr., Executive Vice President
                                            Capital Research and Management Company



                                            *Vincent P. Corti
                      BY:

                                            Vincent P. Corti, Secretary
                                            Capital Income Builder, Inc.



*By      /s/ James P. Ryan

         James P. Ryan
         Attorney-in-fact


Signed pursuant to a Power of Attorney dated January 9, 2002 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Research and Management Company on January 10, 2002 with respect to HotJobs.Com, Ltd.